Registration No. 333-93765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ATCHISON CASTING CORPORATION
(Exact name of registrant as specified in its charter)

Kansas	48-1156578
(State or other jurisdiction of organization or incorporation)	(I.R.S. Employer Identification No.)

400 South Fourth Street
Atchison, Kansas 66002-0188
(Address of principal executive offices) (Zip code)

Atchison Casting Corporation 401(k) Plan, Atchison Casting Corporation Hourly Employees 401(k) Plan, Empire Steel Castings, Inc. 401(k) Profit Sharing Plan for Union Employees, Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees, Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust, LaGrange Foundry, Inc. 401(k) Savings and Defined Contribution Plan, and PrimeCast 401(k) Savings and Defined Contribution Plan
(Full title of the Plans)

Thomas K. Armstrong, Jr.
Chairman of the Board and Chief Executive Officer
Atchison Casting Corporation
400 South Fourth Street
Atchison, Kansas 66002-0188
(Name and address of agent for service)

(913) 367-2121
(Telephone number, including area code, of agent for service)

Atchison Casting Corporation (the "Company") originally filed a Registration Statement on Form S-8, File No. 333-93765, with the Securities and Exchange Commission on December 29, 1999 (the "Original Form S-8"). The Original Form S-8 covered an aggregate of 600,000 shares of Common Stock, par value $0.01 per share, of the Company to be issued under nine separate benefit plans administered by the Company or its subsidiaries. On March 8, 2002, the Company filed Post-Effective Amendment No. 1 to the Original Form S-8 (1) to reflect the merger of two of those benefit plans and (2) to deregister shares and plan interests originally registered under a third plan in connection with the assumption of that plan by a third party. Accordingly, the Original Form S-8 currently applies to shares and plan interests issued or to be issued under seven separate benefit plans: Atchison Casting Corporation 401(k) Plan, Atchison Casting Corporation Hourly Employees 401(k) Plan, Empire Steel Castings, Inc. 401(k) Profit Sharing Plan for Union Employees, Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees, Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust, LaGrange Foundry, Inc. 401(k) Savings and Defined Contribution Plan, and PrimeCast 401(k) Savings and Defined Contribution Plan (collectively, the "Plans").

The Company has terminated the option to invest in shares of Common Stock of the Company, par value $0.01 per share (the "Common Stock"), under all of the Plans. Accordingly, this Post-Effective Amendment No. 2 to the Original Form S-8 is being filed to deregister some or all remaining shares of Common Stock and all corresponding Plan interests of the Company previously registered on the Original Form S-8, as amended, that remain unsold. The deregistration is as follows:

- Of the 270,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the Atchison Casting Corporation 401(k) Plan (the "Atchison 401(k) Plan") pursuant to the Original Form S-8, 220,570.7169 shares remain unsold. Accordingly, 220,570.7169 shares of Common Stock and all corresponding plan interests registered under the Atchison 401(k) Plan pursuant to the Original Form S-8 are hereby deregistered.[1]

- Of the 100,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the Atchison Casting Corporation Hourly Employees 401(k) Plan (the "Atchison Hourly Plan") pursuant to the Original Form S-8, 95,715.8496 shares remain unsold. Accordingly, 95,715.8496 shares of Common Stock and all corresponding plan interests registered under the Atchison Hourly Plan pursuant to the Original Form S-8 are hereby deregistered.

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[1] 270,000 shares of Common Stock of the Company, par value $0.01 per share, were registered under the Atchison 401(k) Plan pursuant to the Original Form S-8. An additional 30,001 shares of Common Stock of the Company, par value $0.01 per share, were registered under the Atchison 401(k) Plan pursuant to a Registration Statement on Form S-8, File No. 333-76772, filed with the Securities and Exchange Commission on January 15, 2002 (the "Second Form S-8"). A separate post-effective amendment will be filed as to the Second Form S-8.

- All 25,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the Empire Steel Castings, Inc. 401(k) Profit Sharing Plan for Union Employees (the "Empire Plan") pursuant to the Original Form S-8 remain unsold and are hereby deregistered. In addition, all corresponding plan interests registered under the Empire Plan pursuant to the Original Form S-8 are hereby deregistered.

- All 25,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the Quaker Alloy, Inc. 401(k) Profit Sharing Plan for Union Employees (the "Quaker Plan") pursuant to the Original Form S-8 remain unsold and are hereby deregistered. In addition, all corresponding plan interests registered under the Quaker Plan pursuant to the Original Form S-8 are hereby deregistered.

- All 45,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the Inverness Castings Group, Inc. Hourly Employees Retirement Plan and Trust (the "Inverness Plan") pursuant to the Original Form S-8 remain unsold and are hereby deregistered. In addition, all corresponding plan interests registered under the Inverness Plan pursuant to the Original Form S-8 are hereby deregistered.

- All 35,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the LaGrange Foundry, Inc. 401(k) Savings and Defined Contribution Plan (the "LaGrange Plan") pursuant to the Original Form S-8 remain unsold and are hereby deregistered. In addition, all corresponding plan interests registered under the LaGrange Plan pursuant to the Original Form S-8 are hereby deregistered.

- All 45,000 shares of Common Stock of the Company, par value $0.01 per share, registered under the PrimeCast 401(k) Savings and Defined Contribution Plan (the "PrimeCast Plan") pursuant to the Original Form S-8 remain unsold and are hereby deregistered. In addition, all corresponding plan interests registered under the PrimeCast Plan pursuant to the Original Form S-8 are hereby deregistered.

This Post-Effective Amendment No. 2 to the Original Form S-8 also is being filed to revise the agent for service of process from Hugh H. Aiken to Thomas K. Armstrong, Jr., as indicated on the cover page hereto.

The contents of the Original Form S-8, File No. 333-93765, as amended, are incorporated herein by reference.

<u>Signatures</u>

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atchison, State of Kansas, on May 31, 2002

ATCHISON CASTING CORPORATION

By: /s/ Thomas K. Armstrong, Jr.
        Thomas K. Armstrong, Jr., Chairman of the Board
        and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the undersigned trustees (or other persons who administer the employee benefit plans) have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Atchison, State of Kansas, on May 31, 2002.

ATCHISON CASTING CORPORATION 401(k) PLAN
(on behalf of itself and as successor in interest to the ATCHISON CASTING CORPORATION SAVINGS PLAN)

By: Atchison Casting Corporation,
      its Plan Administrator

By: /s/ Kevin T. McDermed
      Kevin T. McDermed
      Vice President, Chief Financial Officer,
      Treasurer and Secretary

ATCHISON CASTING CORPORATION HOURLY EMPLOYEES 401(k) PLAN

By: Atchison Casting Corporation,
      its Plan Administrator

By: /s/ Kevin T. McDermed
      Kevin T. McDermed
      Vice President, Chief Financial Officer,
      Treasurer and Secretary

EMPIRE STEEL CASTING, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

By: Atchison Casting Corporation,
the parent of Empire Steel Castings, Inc.,
its Plan Administrator

By: /s/ Kevin T. McDermed
Kevin T. McDermed
Vice President, Chief Financial Officer,
Treasurer and Secretary

QUAKER ALLOY, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

By: Atchison Casting Corporation,
the parent of Quaker Alloy, Inc.,
its Plan Administrator

By: /s/ Kevin T. McDermed
Kevin T. McDermed
Vice President, Chief Financial Officer,
Treasurer and Secretary

INVERNESS CASTINGS GROUP, INC. HOURLY EMPLOYEES RETIREMENT PLAN AND TRUST

By: Atchison Casting Corporation,
the parent of Inverness Castings Group, Inc.,
its Plan Administrator

By: /s/ Kevin T. McDermed
Kevin T. McDermed
Vice President, Chief Financial Officer,
Treasurer and Secretary

LAGRANGE FOUNDRY, INC. 401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

By: Atchison Casting Corporation,
the parent of LaGrange Foundry, Inc.,
its Plan Administrator

By: /s/ Kevin T. McDermed
Kevin T. McDermed
Vice President, Chief Financial Officer,
Treasurer and Secretary

PRIMECAST 401(k) SAVINGS AND DEFINED
CONTRIBUTION PLAN

By: Atchison Casting Corporation,
the parent of Kramer International, Inc.,
its Plan Administrator

By: /s/ Kevin T. McDermed
Kevin T. McDermed
Vice President, Chief Financial Officer,
Treasurer and Secretary

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Power of Attorney

We, the undersigned directors and officers of Atchison Casting Corporation, do hereby constitute and appoint Thomas K. Armstrong, Jr. and Kevin T. McDermed, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any additional registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature and Name	Capacity	Date
/s/ Thomas K. Armstrong, Jr. Thomas K. Armstrong, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2002
/s/ Kevin T. McDermed Kevin T. McDermed	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 31, 2002
/s/ Hugh H. Aiken Hugh H. Aiken	Director	May 31, 2002
/s/ Stuart Z. Uram Stuart Z. Uram	Director	May 31, 2002
/s/ Michael von Braun Nagel Michael von Braun Nagel	Director	May 31, 2002
/s/ William Bullard William Bullard	Director	May 31, 2002

EXHIBIT INDEX

Exhibit Number   Document Description

24.1   Power of Attorney *

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* Located on the signature page hereto